EXHIBIT 99.2

May 7, 2025

British Columbia Securities Commission

Alberta Securities Commission

Autorite des marche financiers

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Registrar of Securities, Nunavut

Saskatchewan Securities Commission

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Yukon Territory

Superintendent of Securities, Northwest Territories

Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the virtual annual general and special meeting (“Meeting”) of the shareholders of New Gold Inc. (“Company”) held on May 6, 2025.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Setting the size of the board of directors

On a vote by ballot, the number of directors of the Company is set at nine. The results of the ballot on this matter were as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
523,037,236	2,462,268	99.53%	0.47%

New Gold Inc. Brookfield Place, 181 Bay Street, Suite 3320, Toronto, ON M5J 2T3 www.newgold.com	T +1 416 324 6000 F +1 647 776 7554

Item 2: Election of Directors

On a vote by ballot, each of the nine nominees in the Company’s management information circular dated March 21, 2025 (“Circular”) were elected as directors of the Company. The results of the ballot on this matter were as follows:

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
Patrick Godin	428,081,129	1,303,979	99.70%	0.30%
Sophie Bergeron	427,630,255	1,754,853	99.59%	0.41%
Ross Bhappu	427,911,430	1,473,678	99.66%	0.34%
Nicholas Chirekos	394,885,856	34,499,252	91.97%	8.03%
Gillian Davidson	426,373,176	3,011,932	99.30%	0.70%
Thomas McCulley	427,919,939	1,465,169	99.66%	0.34%
Christian Milau	424,822,124	4,562,984	98.94%	1.06%
Richard O’Brien	405,488,179	23,896,929	94.43%	5.57%
Marilyn Schonberner	426,184,735	3,200,373	99.25%	0.75%
New Gold Inc. Brookfield Place, 181 Bay Street, Suite 3320, Toronto, ON M5J 2T3 www.newgold.com	T +1 416 324 6000 F +1 647 776 7554

Item 3: Appointment of Auditor

On a vote by ballot, Deloitte LLP was appointed as the auditor of the Company to hold office until the close of the next annual meeting of shareholders and the directors of the Company were authorized to fix the remuneration of the auditor. The results of the ballot on this matter were as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Withheld	Votes For	Votes Withheld
506,632,235	18,867,269	96.41%	3.59%

Item 4: Approval of amendments to the Company’s long term incentive plan (the “Plan”) and approval of all unallocated performance share units issuable under the Plan

On a vote by ballot, amendments to the Plan were approved and all unallocated performance share units issuable under the Plan were approved and authorized until May 6, 2028. The results of the ballot on this matter were as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
401,295,940	28,089,168	93.46%	6.54%

Item 5: Say on Pay Advisory Vote

On a vote by ballot, the shareholders accepted the Board of Director’s approach to executive compensation. The results of the ballot on this matter were as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
405,189,666	24,195,443	94.37%	5.63%

New Gold Inc.

/s/ Sean Keating

Sean Keating

Vice President, General Counsel and Corporate Secretary

New Gold Inc. Brookfield Place, 181 Bay Street, Suite 3320, Toronto, ON M5J 2T3 www.newgold.com	T +1 416 324 6000 F +1 647 776 7554